EXHIBIT 99.1

Golar LNG Partners L.P. 2016 Annual General Meeting

HAMILTON, Bermuda, Aug. 16, 2016 (GLOBE NEWSWIRE) -- Further to the press release of July 11, 2016 giving notice that the Golar LNG Partners LP 2016 Annual General Meeting will be held on September 28, 2016, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP

Hamilton, Bermuda

August 16, 2016

Notice of 2016 Annual Meeting of Limited Partners http://hugin.info/147317/R/2035548/758131.pdf
2015 Annual Report 20-F http://hugin.info/147317/R/2035548/758132.pdf

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913